Exhibit 99.44

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604) 669-3877

TSX Trading Symbol: CPC

PRESS RELEASE

February 26, 2004

Chap Mercantile Inc. (the "Company") announces that at the Company's Annual and Special meeting of its shareholders held yesterday the shareholders of the Company approved the previously announced sale of Dial Locksmith Ltd. for the sum of $325,000. Concurrently with the approval, a new board of directors consisting of Mr. Geir Liland, Dr. John Ridley and Mr. John Proust were elected. Mr. Liland has been appointed as the new President of the Company.

The Company now has approximately $435,000 in cash, and will be seeking new assets or opportunitiesin the resource sector.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Geir Liland

President, at telephone (604) 669-1302